STEVEN JAMES DAVIS

A Professional Corporation

1042 N. El Camino Real, B261

Encinitas, California 92024

Phone (619) 788-2383

Facsimile (858) 412-4053

May 29, 2007

Via Facsimile (202)772-9202

John Stickle

Securities & Exchange Commission

100 F. Street NE

Washington, D.C. 20549

Re:	Public Media Works, Inc. (the “Company”)

Dear John:

I received your voicemail regarding the requested improved disclosures in the Schedule 14A filed by the Company on May 17, 2007. We propose to revise the Schedule 14A as follows:

Clarification of Consolidation Ratio

The reverse stock split is proposed at a ratio of 20 to 1. The reference to “ten” on page 5 will be changed to “20” to be consistent with this intent.

Purpose of Split

The Company will add the following language after the first sentence under the heading “Purpose” on Page 4:

The Reverse Stock Split is not being proposed for the purpose of any current plans for a merger, acquisition or similar transaction.

John Stickle

May 29, 2007

Page Two

Disclosure Regarding Dilutive Effect

The Company will add the following new section after the section with the heading “Potential Anti-Takeover Effect” on Page 6:

Potential Dilution

The Reverse Stock Split will result in more shares of Common Stock becoming available for future issuances by the Company. Assuming there are 38,489,257 shares of Common Stock outstanding on the effective date of the Reverse Stock Split, the Reverse Stock Split would result in the Company having approximately 1,924,463 shares of Common Stock outstanding immediately after the Reverse Stock Split. The Company’s Certificate of Incorporation authorizes the Company to issue up to 100,000,000 shares of Common Stock, and the Reverse Stock Split would not affect the number of authorized shares of Common Stock. Any issuances of Common Stock by the Company after the effective date of the Reverse Stock Split would dilute the stock ownership of stockholders which own shares on the effective date of the Reverse Stock Split.

Other Conforming and Minor Changes

The Company will update the date of the Schedule 14A, and the anticipated date on which it will be sent to the shareholders to reflect the new filing date. The Company will also substitute the words “Certificate of Incorporation” for “Articles of Incorporation” in the Schedule 14A.

I will call you tomorrow to confirm these changes will clear the Company of comments to allow them to proceed with the filing and mailing of the definitive Schedule 14A. I appreciate your prompt review and response on your comments. Thank you.

Sincerely,

/s/ Steven J. Davis

Steven J. Davis, Esq.

Cc:	Corbin Bernsen, President, Public Media Works, Inc.